SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K



            /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                for the fiscal year ended December 30, 1998

                                    OR

          / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              for the transition period from ______ to ______

                      Commission file number 33-14927



                       CHESAPEAKE CORPORATION 401(k)
                    SAVINGS PLAN FOR SALARIED EMPLOYEES



                          CHESAPEAKE CORPORATION
                           1021 East Cary Street
                               P.O. Box 2350
                       Richmond, Virginia 23218-2350















INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT

                                                                      Page

Report of independent accountants                                       3

Financial statements:

  Statements of net assets available for benefits with fund
    information at December 30, 1998 and December 31, 1997            4-7

  Statements of changes in net assets available for benefits with fund information for the years ended December 30, 1998 and
    December 31, 1997                                                8-11

  Notes to financial statements                                     12-18


Supplemental schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes at
    December 30, 1998                                                  19

  Line 27a - Schedule of Assets Held for Investment Purposes Which
    Were Both Acquired and Disposed of Within the Plan Year for
    the Year Ended December 30, 1998                                   20

  Line 27b - Schedule of Loans or Fixed Income Obligations for
    the Year Ended December 30, 1998                                    *

  Line 27c - Schedule of Leases in Default or Classified as
    Uncollectible for the Year Ended December 30, 1998                  *

  Line 27d - Schedule of Reportable Transactions for the Year
    Ended December 30, 1998                                            21

  Line 27e - Schedule of Non-exempt Transactions for the Year
    Ended December 30, 1998                                             *

  * There were no such transactions or obligations or leases in default.


Exhibit:

  23 - Consent of PricewaterhouseCoopers LLP



                                    -1-


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   CHESAPEAKE CORPORATION 401(k)
                                   SAVINGS PLAN FOR SALARIED EMPLOYEES


                                   By: /s/ Thomas A. Smith
                                       -------------------
                                           Thomas A. Smith
                                           Vice President - Human
                                           Resources and Chairman of
                                           the Committee



June 15, 1999



























                                    -2-
Report of Independent Accountants

To the Chesapeake Corporation 401(k) Savings
  Plan for Salaried Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") at December 30, 1998, and December 31, 1997, and the changes in net assets available for benefits for the years ended December 30, 1998, and December 31, 1997 in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets held for investment purposes which were both acquired and disposed of within the Plan year, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /S/PRICEWATERHOUSECOOPERS LLC
                                     -----------------------------
                                        PRICEWATERHOUSECOOPERS LLC
Richmond, Virginia
June 15, 1999
                                    -3-

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 30, 1998

                          Chesapeake   Partners  Diversified  LaSalle
                            Common      Trust       Equity     Income
                          Stock Fund     Fund        Fund    Plus Fund
                         -----------  ---------- ----------- ---------
Assets:
 Investments (Notes 1b,
 11, and 12):
  Equity investments
   (cost $34,186,740)                $18,733,672  $20,199,353
  Fixed income
   investments (cost
   $6,834,168)
  Chesapeake Corporation
   common stock (cost
   $7,176,486)           $ 9,298,437
  Money market
   investments (cost
   $6,416,392)               464,299                          $ 5,952,093
  Loans to participants
   (Note 6)
 Receivables:
  Accrued income               2,055                               35,119
  Employee contributions      18,505      35,529       33,233       8,303
  Employer contributions      39,970      76,139       71,406      18,348
  Other receivables           12,814     468,609        3,378     548,398
                         ----------- ----------- ------------ -----------
    Total assets           9,836,080  19,313,949   20,307,370   6,562,261

Liability:
  Other liabilities                      504,138       36,611     556,702
                         -----------  ---------- ------------ -----------
    Net assets available
     for benefits        $ 9,836,080 $18,809,811 $20,270,759  $ 6,005,559
                         =========== =========== ===========  ===========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED December 30, 1998

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield    Bond    Participant
                          Stock Fund     Fund       Fund       Loans     Total
                          ----------  ---------- ---------- -----------  -----
Assets:
 Investments (Notes 1b,
 11, and 12):
  Equity investments
   (cost $34,186,740)    $11,006,760                                            $49,939,785
  Fixed income
   investments (cost
   $6,834,168)                      $ 4,509,436 $ 1,865,595               6,375,031
  Chesapeake Corporation
   common stock (cost
   $7,176,486)                                                                    9,298,437
  Money market
   investments (cost
   $6,416,392)                                                                    6,416,392
  Loans to participants
   (Note 6)                                                             $ 1,126,247  1,126,247
 Receivables:
  Accrued income                                                                     37,174
  Employee contributions      34,403     12,564       5,534                 148,071
  Employer contributions      72,197     28,041      11,289                 317,390
  Other receivables          998,610     49,920      10,777      17,625   2,110,131
                         ----------- ---------- -----------  ----------  ----------
    Total assets          12,111,970  4,599,961   1,893,195   1,143,872  75,768,658

Liability:
  Other liabilities        1,033,013     62,484      16,311      17,625   2,226,884
                         ----------- ---------- -----------  ---------- ----------
    Net assets available
     for benefits        $11,078,957 $4,537,477  $1,876,884  $1,126,247 $73,541,774
                         =========== ==========  ==========  ========== ===========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997

                          Chesapeake   Partners  Diversified  LaSalle
                            Common      Trust       Equity     Income
                          Stock Fund     Fund        Fund    Plus Fund
                         -----------  ----------  ---------- ---------
Assets:
 Investments (Notes 1b,
 11, and 12):
  Equity investments
   (cost $30,659,296)                $19,372,405  $18,222,596
  Fixed income
   investments (cost
   $6,414,297)
  Chesapeake Corporation
   common stock (cost
   $6,298,080)           $ 8,581,169
  Money market
   investments (cost
   $5,279,374)               395,228                          $ 4,884,146
  Loans to participants
   (Note 6)
 Receivables:
  Accrued income              56,800   1,843,203           38      25,225
  Employer contributions      43,678      73,328       64,092      17,445
                         ----------- ----------- ------------ -----------
    Total assets           9,076,875  21,288,936   18,286,726   4,926,816

Liability:
  Other liabilities                    1,916,531       64,130      42,670
                         ----------- ----------- ------------ -----------
    Net assets available
     for benefits        $ 9,076,875 $19,372,405  $18,222,596 $ 4,884,146
                         =========== ===========  =========== ===========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED December 31, 1997

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield    Bond    Participant
                          Stock Fund     Fund       Fund       Loans     Total
                          ----------  ---------- ---------- -----------  -----
Assets:
 Investments (Notes 1b,
 11, and 12):
  Equity investments
   (cost $30,659,296)    $ 6,905,994                                      $44,500,995
  Fixed income
   investments (cost
   $6,414,297)                       $ 5,806,002 $ 1,123,586                6,929,588
  Chesapeake Corporation
   common stock (cost
   $6,298,080)                                                              8,581,169
  Money market
   investments (cost
   $5,279,374)                                                              5,279,374
  Loans to participants
   (Note 6)                                                  $ 1,150,158    1,150,158
 Receivables:
  Accrued income           1,424,039      43,623       6,324                3,399,252
  Employer contributions      51,995      32,710       7,701                  290,949
                         ----------- ----------- ----------- -----------  -----------
    Total assets           8,382,028   5,882,335   1,137,611   1,150,158   70,131,485

Liability:
  Other liabilities        1,476,034      76,333      13,590                3,589,288
                         ----------- ----------- ----------- -----------  -----------
    Net assets available
     for benefits        $ 6,905,994 $ 5,806,002 $ 1,124,021 $ 1,150,158  $66,542,197
                         =========== =========== =========== ===========  ===========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 30, 1998

                          Chesapeake   Partners  Diversified  LaSalle
                            Common      Trust       Equity     Income
                          Stock Fund     Fund        Fund    Plus Fund
                         -----------  ----------  ---------- ---------
Additions:
 Interest and dividends
  (Note 1b)              $   219,513                          $   394,489
 Contributions (Notes 3
   and 4):
    Employee                 486,948  $ 1,010,196 $   907,511     219,718
    Employer                 216,497      352,477     313,887      81,370
    Rollovers                298,105      116,009     752,303      36,021
 Net appreciation
   (depreciation) in fair
   value of investments
   (Note 1b)                 543,965    1,131,234   2,869,583
                         ----------- ------------ ----------- -----------
                           1,765,028    2,609,916   4,843,284     731,598
Deductions:
 Distributions to
  participating employees
  (Note 7)                 1,042,396    1,624,050   1,520,985   1,400,046
 Administrative fees                                  117,972      18,237
                         ----------- ------------ ----------- -----------
                           1,042,396    1,624,050   1,638,957   1,418,283
                         ----------- ------------ ----------- -----------
    Net increase
    (decrease)               722,632      985,866   3,204,327    (686,685)
                         ----------- ------------ ----------- -----------
Interfund transfers, net      25,404   (1,559,676) (1,163,936)  1,808,349

Interplan transfers, net      11,169       11,216       7,772        (251)

Net assets available for
 benefits, beginning of
 year                      9,076,875   19,372,405  18,222,596   4,884,146
                         ----------- ------------ ----------- -----------
Net assets available for
 benefits, end of year   $ 9,836,080  $18,809,811 $20,270,759 $ 6,005,559
                         ===========  =========== =========== ===========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED for the year ended December 30, 1998

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield    Bond    Participant
                          Stock Fund     Fund       Fund       Loans     Total
                          ----------  ---------- ---------- -----------  -----
Additions:
 Interest and dividends
  (Note 1b)                         $   485,601 $   109,579 $   128,263 $ 1,337,445
 Contributions (Notes 3
  and 4)
   Employee              $   846,961    349,692     123,226               3,944,252
   Employer                  289,328    130,254      43,092               1,426,905
   Rollovers                  96,817     16,594       6,586       4,804   1,327,239
 Net appreciation
  (depreciation) in fair
  value of investments
  (Note 1b)                2,559,971   (833,053)    (83,166)              6,188,534
                         ----------- ---------- ----------- ----------- -----------
                           3,793,077    149,088     199,317     133,067  14,224,375
Deductions:
 Distributions to
  participating employees
  (Note 7)                   708,130    671,019      73,075      93,077   7,132,778
 Administrative fees                                                        136,209
                         ----------- ----------  ---------- ----------- -----------
                             708,130    671,019      73,075      93,077   7,268,987
                         ----------- ----------  ---------- ----------- -----------
    Net increase
    (decrease)             3,084,947   (521,931)    126,242      39,990   6,955,388
                         ----------- ----------  ---------- ----------- -----------
Interfund transfers, net   1,078,226   (746,706)    622,240     (63,901)

Interplan transfers, net       9,790        112       4,381                  44,189

Net assets available for
 benefits, beginning of
 year                      6,905,994  5,806,002   1,124,021   1,150,158  66,542,197
                         ----------- ----------  ---------- ----------- -----------
Net assets available for
 benefits, end of year   $11,078,957 $4,537,477  $1,876,884 $1,126,247  $73,541,774
                         =========== ==========  ========== ==========  ==============

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997

                          Chesapeake   Partners  Diversified   Fidelity   LaSalle
                            Common      Trust       Equity   High Income   Income
                          Stock Fund     Fund        Fund        Fund    Plus Fund
                         -----------  ---------- ----------- ----------- ---------
Additions:
 Interest and dividends
  (Note 1b)              $   280,078 $    79,706                        $   275,388
 Contributions (Notes 3
   and 4):
    Employee                 642,732   1,082,570 $   931,374               270,759
    Employer                 233,694     369,911     326,936                95,677
    Rollovers                256,710     122,610     143,386                47,952
 Net appreciation in fair
   value of investments
   (Note 1b)                 446,655   4,658,111   5,105,144
                         ----------- ----------- ----------- ---------- ----------
                           1,859,869   6,312,908   6,506,840               689,776
Deductions:
 Distributions to
  participating employees
  (Note 7)                   213,037     948,214     875,914               229,152
 Administrative fees                                 109,073                11,079
                         ----------- ----------- ----------- ---------- ----------
                             213,037     948,214     984,987               240,231
                         ----------- ----------- ----------- ---------- ----------
    Net increase
    (decrease)             1,646,832   5,364,694   5,521,853               449,545
                         ----------- ----------- ----------- ---------- ----------
Interfund transfers, net    (666,714)    691,496     263,012 $    (5,707)  377,896

Interplan transfers, net     710,481         132      (1,308)               (4,759)

Net transfer of plan assets
 to St. Laurent Paperboard
 Inc. (Note 14)           (3,770,650) (5,285,247) (4,245,921)           (1,137,112)

Net assets available for
 benefits, beginning of
 year                     11,156,926  18,601,330  16,684,960      5,707  5,198,576
                         ----------- ----------- ----------- ---------- ----------
Net assets available for
 benefits, end of year   $ 9,076,875 $19,372,405 $18,222,596 $        0 $4,884,146
                         =========== =========== =========== ========== ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED for the year ended December 31, 1997

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield    Bond    Participant
                          Stock Fund     Fund       Fund       Loans     Total
                          ----------  ---------- ---------- -----------  -----
Additions:
 Interest and dividends
  (Note 1b)              $     2,622 $   545,888 $    56,875 $   102,530 $ 1,343,087
 Contributions (Notes 3
  and 4)
   Employee                  741,090     446,341     113,708               4,228,574
   Employer                  243,658     164,524      37,936               1,472,336
   Rollovers                 256,542      99,163      80,444      11,036   1,017,843
 Net appreciation in fair
  value of investments
  (Note 1b)                1,153,130     245,650      24,896              11,633,586
                         ----------- ----------- ----------- ----------- -----------
                           2,397,042   1,501,566     313,859     113,566  19,695,426
Deductions:
 Distributions to
  participating employees
  (Note 6)                   394,926     301,862      12,621     383,983   3,359,709
 Administrative fees                                                         120,152
                         ----------- ----------- ----------- ----------- -----------
                             394,926     301,862      12,621     383,983   3,479,861
                         ----------- ----------- ----------- ----------- -----------
    Net increase
    (decrease)             2,002,116   1,199,704     301,238    (270,417) 16,215,565
                         ----------- ----------- ----------- ----------- -----------
Interfund transfers, net    (328,753)   (677,483)     79,569     266,684

Interplan transfers, net       7,987       1,003       2,604                 716,140

Net transfer of plan assets
 to St. Laurent Paperboard
 Inc. (Note 14)           (1,509,529) (1,408,408)   (153,944)            (17,510,811)

Net assets available for
 benefits, beginning of
 year                      6,734,173   6,691,186     894,554   1,153,891  67,121,303
                         ----------- ----------- ----------- ----------- -----------
Net assets available for
 benefits, end of year   $ 6,905,994 $ 5,806,002 $ 1,124,021 $ 1,150,158 $66,542,197
                         =========== =========== =========== =========== ===========

The accompanying notes are an integral part of the financial statements.

                                      -11-
CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies:

    a.   General

    The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation's ("Chesapeake" or the "Employer") as described in the Plan agreement. The Plan's assets are held by the Bank of New York (the "Trustee"). The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles.

    b.   Investment Valuation and Income

    Investments are stated at fair value determined as follows:

         Mutual and money market funds - Quoted market value
         Chesapeake common stock       - Last published sale price on the
                                         New York Stock Exchange
         Loans to participants         - Balances due which approximate
                                         fair value

    Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in the fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

    c.   Risks and Uncertainties

    The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                                   -12-
NOTES TO FINANCIAL STATEMENTS, Continued

1.   Summary of Significant Accounting Policies, continued:

    liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.   Description of Plan:

    The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 2104 West Laburnum Avenue, Richmond, Virginia 23227.

3.   Employee Contributions:

    A participant may elect to defer receipt of 1% to 10% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed $10,000 per participant in any taxable year.

4.   Employer Contributions:

    The Plan provides for a matching contribution each Plan year in an amount equal to 50% of the first 5% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

    In addition, effective January 1, 1998, the Employer established a fixed minimum contribution to be made to the Plan as determined by the Employer each Plan year. Total Employer contributions to the Plan, including salary deferrals and matching contributions, will never be less than the established fixed minimum contribution; if actual contributions are less than the minimum, then a supplemental contribution would be made by the Employer to the Plan. The minimum employer contribution for the Plan year is allocated to each individual who is a participant on the first day of the Plan year and who has made an elective deferral contribution during the Plan year.

5.   Discretionary Contributions:

   The Employer may make discretionary contributions in cash or Company stock as the Board of Directors or the Executive Compensation Committee of the Board may determine.

                                   -13-
NOTES TO FINANCIAL STATEMENTS, Continued

6.   Participant Loans:

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus one percent as determined monthly by the Plan administrator. Interest rates range from 9.25% to 10.00%. Principal and interest is paid ratably through monthly payroll deductions.

7.   Distributions:

    Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. Effective January 1, 1998, if the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

8.   Forfeitures:

   Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document. The balance of forfeited nonvested accounts was $92,617 and $46,199 at December 30, 1998, and December 31, 1997, respectively.

9.   Plan Expenses:

    Expenses incurred in connection with the purchase or transfer of Chesapeake common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

10.  Plan Termination:

    While the Company has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee.

                                   -14-
NOTES TO FINANCIAL STATEMENTS, Continued

11.  Investment Options:

    Participants may elect to have amounts credited to their accounts in the Plan invested in 1% increments in Chesapeake Common Stock, the Partners Trust Fund, Diversified Equity Fund, LaSalle Income Plus Fund, American Century Ultra Investors Fund, Phoenix High Yield A Fund, or the Dreyfus A Bond Plus Fund. The following is the number of participants in each of the investment options as of December 30, 1998, and December 31, 1997:

                                           1998       1997
                                           ----       ----
    Chesapeake Common Stock Fund           673        638
    Partners Trust Fund                    974        971
    Diversified Equity Fund                924        879
    LaSalle Income Plus Fund               389        391
    American Century Ultra Investors Fund  770        639
    Phoenix High Yield A Fund              561        558
    Dreyfus A Bond Plus Fund               259        216


   A description of the investment options currently available to participants is as follows:

   Chesapeake Common Stock Fund: This investment option consists of shares of the common stock of Chesapeake Corporation that are purchased by the Plan's Trustee at fair market value in the open market, in private transactions, or directly from Chesapeake Corporation.

   Partners Trust Fund: This fund, managed by Neuberger & Berman, invests primarily in common stock and, to a lesser extent, short-term money market instruments and other debt securities.

   Diversified Equity Fund: This fund, managed by Associated Bank, invests primarily in common stock of domestic and foreign publicly held corporations.

   LaSalle Income Plus Fund: This fund, managed by LaSalle National Bank, invests in instruments designed to preserve capital, maximize income and provide liquidity without sacrificing credit quality. Investments include U.S. Government Securities, bank investment contracts and guaranteed investment contracts issued by insurance companies.

   American Century Ultra Investors Fund: This fund invests primarily in common stock that are considered to have better than average prospects for appreciation.



                                   -15-
NOTES TO FINANCIAL STATEMENTS, Continued

11.   Investment Options, continued:

   Phoenix High Yield A Fund: This fund, managed by Phoenix investments, intends to invest at least 65% of the value in high yield, high risk income securities.

   Dreyfus A Bond Plus Fund: This fund, managed by Dreyfus Corporation, invests primarily in higher-quality corporate and government bonds to seek income with preservation of capital.

12.   Investments:

   The investments are held in trust funds which are administered by the Trustee.

   The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

   Investments at December 30, 1998 held by the trustee consist of:

                                     Number                       Fair
                                   of Shares       Cost          Value
                                   ---------       ----          -----
Investments at fair value as
 determined by quoted market
 price:
  Equity funds:
   Partners Trust Fund              1,036,728  $14,257,481    $18,733,672
   Diversified Equity Fund            830,326   10,093,196     20,199,353
   American Century Ultra
    Investors Fund                    329,445    9,836,063     11,006,760
  Fixed income funds:
   Dreyfus A Bond Plus Fund           133,257    1,930,707      1,865,595
   Phoenix High Yield A Fund          578,875    4,903,461      4,509,436
  Common stock:
   Chesapeake Corporation             252,161    7,176,486      9,298,437
  Money market funds:
   LaSalle Income Plus Fund         5,952,093    5,952,093      5,952,093
   Short-term investments             464,299      464,299        464,299
                                               -----------    -----------
                                               $54,613,786    $72,029,645
                                               ===========    ===========
  Participant loans                            $ 1,126,247    $ 1,126,247
                                               ===========    ===========




                                   -16-
NOTES TO FINANCIAL STATEMENTS, Continued

12. Investments, continued:

    Investments at December 31, 1997 held by the Trustee consist of:

                                     Number                       Fair
                                   of Shares       Cost          Value
                                   ---------       ----          -----
Investments at fair value as
 determined by quoted market
 price:
  Equity funds:
   Partners Trust Fund              1,109,531  $14,358,260    $19,372,405
   Diversified Equity Fund            879,087    9,047,560     18,222,596
   American Century Ultra
    Investors Fund                    252,967    7,253,476      6,905,994
  Fixed income funds:
   Dreyfus A Bond Plus Fund            76,539    1,096,410      1,123,586
   Phoenix High Yield A Fund          633,152    5,317,887      5,806,002
  Common stock:
   Chesapeake Corporation             249,634    6,298,080      8,581,169
  Money market funds:
   LaSalle Income Plus Fund         4,884,146    4,884,146      4,884,146
   Short-term investments             395,228      395,228        395,228
                                               -----------    -----------
                                               $48,651,047    $65,291,126
                                               ===========    ===========
  Participant loans                            $ 1,150,148    $ 1,150,148
                                               ===========    ===========

13.   Tax Status:

   The Plan obtained its latest determination letter on March 30, 1995, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the Plan administrator believe that the Plan is designed and is currently being operated in accordance with all applicable rules and regulations.

14.   Sale of Kraft and Packaging Operations:

   On May 23, 1997, Chesapeake sold certain kraft and packaging operations to St. Laurent Paperboard Inc. ("St. Laurent"). In connection with this transaction, all participants who were employed by the operations which were sold had their accounts transferred out of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees and into a plan sponsored by St. Laurent. The net value of the accounts transferred from the Plan to St. Laurent was $17,510,811.

                                   -17-
NOTES TO FINANCIAL STATEMENTS, Continued

15.   Plan Amendments:

   Effective for the period beginning January 1, 1998, the Plan year end was changed to December 30. In addition, effective January 1, 1998, the Company may make discretionary contributiuons in cash or Company stock as the Board of Directors or the Executive Compensation Committee of the Board may determine. Also effective January 1, 1998, the Plan was amended to establish a fixed minimum contribution to be made by the Employer each Plan Year, as described in Note 4.

16.   Subsequent Event:

   In April 1999, the Employer announced that it had signed letters of intent to sell certain timberlands and its building products businesses. These sales, which are anticipated to close in the third quarter of 1999, will impact certain participants in the Plan.








































                                   -18-
Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 30, 1998



SECURITY DESCRIPTION     SHARES/UNITS/PAR VALUE      COST      MARKET VALUE
--------------------     ----------------------      ----      ------------
COMMON STOCKS

 CHESAPEAKE CORPORATION             252,161.00   7,176,485.73   9,298,436.88

     TOTAL COMMON STOCKS            252,161.00   7,176,485.73   9,298,436.88

OTHER ASSETS

 AMERICAN CENTY ULTRA FD INV        329,445.08   9,836,063.25  11,006,760.39

 ASSOCIATED BANK DIV EQ FD          830,326.49  10,093,195.85  20,199,352.62
  VALUE AS REPORTED BY ASSOCIATED

 CHESAPEAKE CORP                  1,126,247.15   1,126,247.15   1,126,247.15
  LOANS TO PARTICIPANTS

 DREYFUS A BD PLUS MUTUAL FD        133,256.76   1,930,706.84   1,865,594.75

 LASALLE INTEREST INCOME FUND     5,952,092.58   5,952,092.58   5,952,092.58
  VALUE AS REPORTED BY LASALLE

 NEUBERGER BERMAN PARTNERS TRUST  1,036,727.84  14,257,481.46  18,733,672.14
  VALUE AS REPORTED BY NEUBERGER

 PHOENIX SER FD HIGH YIELD FD       578,874.91   4,903,461.36   4,509,435.55

     TOTAL OTHER ASSETS           9,986,970.81  48,099,248.49  63,393,155.18

SHORT TERM INVESTMENTS

 COLLECTIVE SHORT TERM INVEST FD    464,298.73     464,298.73     464,298.73
  NON-DISCRETIONARY

     TOTAL SHORT TERM INVESTMENTS   464,298.73     464,298.73     464,298.73

     TOTAL INVESTMENTS           10,703,430.54  55,740,032.95  73,155,890.79














                                   -19-
Line 27d-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR for the year ended December 30, 1998



SECURITY DESCRIPTION     SHARES/UNITS/PAR VALUE       COST   MARKET VALUE
--------------------     ----------------------       ----   ------------

CHESAPEAKE CORP - ACQUISITIONS       557,636.32   557,636.32
                  DISPOSITIONS       581,546.94                581,546.94

   TOTAL ACQUISITIONS:               557,636.32   557,636.32
         DISPOSITIONS:               581,546.94                581,546.94












































                                   -20-
Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 30, 1998



                     NO OF   NO OF TOTAL VALUE   TOTAL VALUE       NET
ISSUE              PURCHASES SALES  PURCHASES        SALES       GAIN/LOSS
-----              --------- ----- -----------   -----------     ---------

COMMON STOCKS

 CHESAPEAKE CORP       30      34  3,149,469.38  2,867,510.41    685,122.83

OTHER ASSETS

 LASALLE INTEREST
  INCOME FUND          85      83  4,436,982.78  3,369,037.19          .02

 ASSOCIATED BANK DIV
  EQ FD                96     103  2,918,896.53  3,924,299.29 1,938,901.84

 AMERICAN CENTURY
  ULTRA FUND          119      73  4,773,495.60  2,292,479.29   101,571.26

 NEUBERGER BERMAN
  PARTNERS TRUST       91     105  3,237,868.45  4,542,590.09 1,203,942.93

SHORT TERM INVESTMENTS

 COLLECTIVE SHORT
  TERM INVEST FD      113     101  5,561,611.53  5,492,540.83          .00































                                   -21-

                                                       EXHIBIT 23.1






CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14927) of Chesapeake Corporation of our report dated June 15, 1999 on the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees, appearing on page 3 of this Form 11-K.



                                   /S/ PRICEWATERHOUSECOOPERS LLP
                                   -----------------------------
                                       PRICEWATERHOUSECOOPERS LLP



Richmond, Virginia
June 15, 1999





























                                   -22-